UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					842,900 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,782,300 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,782,300 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					13.2% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					939,400 (See Item 5)


				8 	SHARED VOTING POWER
					842,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,782,300 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,782,300 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					13.2% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					842,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,782,300 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,782,300 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					13.2% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 6 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,782,300 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $23,316,989.33 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes.

On November 12, 2004, Pirate Capital LLC sent a letter to the Board of Directors of Cornell Companies, Inc. This letter is contained in Exhibit 2.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 842,900 of the Shares and sole disposition power with respect to 1,782,300 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 939,400 of the Shares and shared voting power with respect to 842,900 of the Shares and shared disposition power with respect to 1,782,300 of the Shares;
and Gabrielle Katz Hudson has shared voting power with respect to 842,900 of the Shares and shared disposition power with respect to 1,782,300 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
9/8/04		100			12.08
9/8/04		2,000			12.15
9/8/04		1,900			12.10
9/10/04		100			12.25
10/12/04	100			12.73
10/12/04	1,000			12.75
10/12/04	400			12.64
10/12/04	6,200			12.65
10/12/04	3,500			12.75
10/13/04	3,000			12.80
10/13/04	300			12.79
10/13/04	3,600			12.80
10/14/04	200			12.97
10/14/04	8,400			13.00
10/19/04	3,200			13.05
10/19/04	5,200			13.10
10/19/04	600			13.10
10/19/04	200			13.05
10/20/04	700			13.05
10/20/04	1,100			13.10
10/20/04	500			13.15
10/20/04	100			13.09
10/27/04	5,000			13.60
10/29/04	1,800			13.65
10/29/04	5,000			13.60
11/1/04		400			13.74
11/1/04		5,300			13.70
11/1/04		2,100			13.75
11/3/04		600			13.97
11/3/04		3,500			14.00
11/3/04		1,400			14.00
11/4/04		1,000			14.01
11/4/04		900			14.10
11/4/04		2,700			14.00
11/4/04		1,000			14.10
11/5/04		2,000			14.30
11/5/04		400			14.29
11/5/04		15,000			14.25
11/10/04	3,700			14.56
11/10/04	1,000			14.35
11/11/04	12,500			14.65


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
9/22/04		800			12.12
10/5/04		3,900			12.20
10/6/04		100			12.32
10/6/04		3,000			12.35
10/6/04		1,200			12.30
10/6/04		600			12.30
10/6/04		300			12.29
10/6/04		10,700			12.35
10/6/04		6,000			12.35
10/6/04		4,800			12.35
10/6/04		4,400			12.35
10/7/04		1,000			12.49
10/7/04		200			12.42
10/7/04		100			12.49
10/7/04		100			12.45
10/7/04		17,500			12.50
10/7/04		9,000			12.50
10/7/04		7,900			12.50
10/7/04		5,000			12.50
10/7/04		2,500			12.50
10/7/04		2,500			12.50
10/7/04		1,800			12.45
10/8/04		73,100			12.50
10/11/04	14,700			12.55
10/13/04	3,100			12.80
10/13/04	7,400			12.81
10/14/04	100			12.91
10/14/04	200			12.99
10/14/04	100			12.95
10/14/04	100			12.98
10/14/04	100			12.97
10/14/04	6,400			13.00
10/14/04	4,200			12.95
10/14/04	4,100			13.00
10/14/04	3,300			13.15
10/14/04	2,900			12.99
10/14/04	2,800			13.00
10/14/04	2,100			12.90
10/14/04	2,100			13.00
10/14/04	2,100			13.00
10/14/04	1,300			13.00
10/14/04	1,200			13.00
10/14/04	1,100			13.00
10/14/04	800			12.95
10/14/04	400			12.91
10/14/04	300			12.95
10/14/04	200			12.96
10/14/04	200			12.90
10/14/04	200			12.90
10/15/04	5,300			13.00
10/15/04	2,600			13.00
10/18/04	2,200			12.99
10/21/04	100			13.30
10/21/04	600			13.20
10/21/04	500			13.29
10/21/04	400			13.18
10/21/04	200			13.16
10/21/04	1,700			13.30
10/21/04	800			13.20
10/22/04	100			13.40
10/22/04	100			13.36
10/22/04	400			13.30
10/22/04	300			13.29
10/22/04	200			13.36
10/22/04	200			13.39
10/22/04	2,000			13.40
10/22/04	1,800			13.40
10/22/04	1,500			13.43
10/22/04	2,000			13.40
10/22/04	1,000			13.38
10/22/04	900			13.38
10/22/04	400			13.37
10/26/04	4,200			13.60
10/26/04	4,000			13.60
10/26/04	3,900			13.60
10/26/04	3,800			13.60
10/26/04	3,200			13.60
10/26/04	3,100			13.60
10/26/04	2,700			13.55
10/26/04	1,300			13.65
10/26/04	500			13.61
10/26/04	400			13.58
10/26/04	300			13.69
10/26/04	200			13.59
10/27/04	800			13.61
10/27/04	300			13.69
10/27/04	300			13.60
10/27/04	200			13.60
10/27/04	5,000			13.70
10/27/04	4,700			13.70
10/27/04	3,200			13.65
10/28/04	11,600			13.51
11/2/04		8,400			13.80
11/5/04		10,000			14.25
11/9/04		12,000			14.55
11/10/04	17,900			14.60
11/11/04	19,800			14.65


MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
9/15/04		6,700			12.05
10/14/04	1,700			12.85




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Agreement of Joint Filing
	Exhibit 2.	Letter to Board of Directors of Cornell Companies, Inc.


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager



			Thomas R. Hudson Jr.



			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: November 12, 2004


			Thomas R. Hudson Jr.



			Gabrielle Katz Hudson



			PIRATE CAPITAL, LLC




EXHIBIT 2

LETTER TO THE BOARD OF DIRECTORS OF CORNELL COMPANIES, INC.


Directors of Cornell Companies, Inc.:

Pirate Capital LLC is one of Cornell's largest shareholders holding over 1.7 million shares representing an ownership stake of approximately 13%. Our interests are perfectly aligned with all shareholders. Publicly available data indicates that the current Board of Directors and senior officers own less than 3% of Cornell's outstanding shares on an aggregate basis. We are not satisfied that the interests of the Board and management are sufficiently aligned with those of the company's shareholders given their insignificant level of ownership.

Pirate Capital is concerned about the company's current direction and the failure of the Board of Directors to make any meaningful changes to protect and enhance shareholder value. Operations are in a critical transition phase, with occupancy ramping up in several important facilities and a robust pipeline of business opportunities in the private corrections sector. While execution is critical and Cornell risks falling even further behind its peers, the company is in the midst of simultaneously searching for both a new CFO and CEO. Neither management nor the current Board has provided a clear plan for Cornell's future.

Pirate Capital has a plan for Cornell that we submit for your consideration. Our plan aims to maximize shareholder value and requires the following actions:

a) Harry Phillips resigns from his position as Chairman of the Board.

Given Harry's maintenance of poor corporate governance standards and the company's dismal performance during his tenure as CEO, we see no reason why he should remain as Chairman. Harry was named CEO on August 25, 2003. Since that time, Cornell's stock has declined 8%. This includes the rally that ensued upon the announcement of the company's search for a new CEO. During this same period, shares of Correction Corp. of America and the Geo Group increased by 58% and 24%, respectively. Cornell's performance might be excusable if investors were seeing systematic decline in the industry rather than double digit growth rates. Harry's willingness to be Chairman is not sufficient reason for the Board to support him in this capacity.


b) Marcus Watts resigns from his position as Director.

According to company documents, legal fees paid to Locke Liddell & Sapp LLP, at which Marcus Watts is a partner, were approximately $1.1 million, $1.5 million and $2.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. The conflict of interest between Marcus Watts and the shareholders of Cornell that is currently disclosed as a related party transaction is completely unacceptable. The current Board is apparently unwilling to either retain a different law firm to serve as outside counsel, or ask Marcus Watts to resign. This is a clear demonstration of the Board's apathy towards their fiduciary duties, and their comfort in meeting minimum standards of corporate governance. Cornell's shareholders need a Board that goes beyond minimum standards of corporate governance to protect their interests.


c) Two Board seats are offered to Pirate Capital.

The Board's nomination of two representatives from Pirate Capital to fill the resulting empty seats on Cornell's Board will accomplish several objectives. First, the nomination will satisfy the request made by multiple large shareholders on the third quarter conference call. Additionally, Pirate Capital's participation in the governance of Cornell Companies will ensure better communication between management and shareholders, and employ investment professionals who will spend more time than most current directors focusing on the maximization of shareholder value. Not only does Pirate Capital maintain valuable Wall Street relationships that will benefit shareholders, but the firm also brings a wealth of experience in recognizing and realizing value in publicly traded companies.


d) A turnaround firm is retained to fill interim management roles.

Pirate Capital has interviewed several qualified turnaround firms that will add tremendous value in interim management roles. These qualified firms have experience in the private corrections sector, documented track records of increasing firm profitability, and access to talented operations professionals with relevant experience. The retention of such a firm for a limited period of time will strengthen Cornell and provide the Board with an independent perspective on value maximization.

Once retained, a turnaround firm will work with Cornell's employees to re-focus efforts on process, execution and results. The interim management will identify contract optimization opportunities and evaluate and manage day-to-day performance. The objectives of interim management will be to change Cornell's culture, justify costs, address inefficiencies, and eliminate process weaknesses. The further development of Cornell's business will be consistent with a strict capital allocation strategy and every opportunity will be taken to increase transparency and communication with shareholders. We believe that Cornell can significantly improve the efficiency and profitability of its operations.


e) An independent committee of the Board is formed to evaluate all proposals from parties interested in bidding for Cornell or one of its divisions.

Pirate Capital continues to receive calls on a weekly basis from strategic and financial buyers who are interested in Cornell Companies. These buyers have indicated what they would pay for Cornell and several have complained that no independent committee has been established to accept intentions of interest. Cornell's Board cannot fulfill their fiduciary duties to shareholders without at least considering offers from interested parties.

Cornell's value will be maximized by both enforcing modern standards of corporate governance and bringing current operations under intense scrutiny to increase profitability. Management has given shareholders little more than verbal assurances of progress. These assurances have resulted in management's credibility being further diminished as guidance and ramp-up projections have been grossly overstated in recent quarters and financial performance continues to suffer. The responsibility to take immediate action lies with the Board.

Pirate Capital repeats its request for a meeting with the full Board of Directors. At this meeting we will present our plan in detail and provide a list of professionals that we have interviewed and believe can generate value for Cornell shareholders.


Sincerely,




Zachary George
Pirate Capital LLC